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Attention:	Li Xiao

Daniel Gordon

Re:	Aligos Therapeutics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 10, 2022

File No. 001-39617

To the addressee set forth above:

On behalf of Aligos Therapeutics, Inc. (the “Company”), we are hereby responding to the comment letter to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 received on December 8, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Our Results of Operations

Research and Development Expenses, page 107

1.

Considering the significant research and development expenses you have historically incurred and expect to continue to incur, in future filings, please expand your disclosures to include more disaggregated disclosures for your research and development expenses, for example by product candidates, by program, and or by nature of costs. Please also disclose whether you track external costs by product candidates and or by program, and if not, please disclose that fact in future filings as well.

December 22, 2022

Response: The Company respectfully acknowledges the Staff’s comment and the Company undertakes to provide the tabular disclosure in the form presented on Annex A to this response letter in its future periodic reports filed with the Commission beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2022 (the “2022 Form 10-K”). The Company further notes that it tracks direct external research and development expenses on a program-specific basis (chronic hepatitis B, coronaviruses, non-alcoholic steatohepatitis and early-stage programs).

Consolidated Financial Statements Note 11. License and Collaboration Agreements Agreement with Merck, page 140

2. Please address the following comments with regard to your accounting and disclosures for the License and Research Collaboration Agreement with Merck & Co.

•

Please expand your future filings to describe all material terms of the agreement, including the specific amount for the upfront payments, and the development and commercilaiton milestone payments. For the tiered royalty arrangement, please disclose the royalty term and quantification of the royalty rate, or a range no greater than 10 percentage points per tier.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company believes it has disclosed all material information relating to the exclusive License and Research Collaboration Agreement the Company entered into with Merck Sharp & Dohme Corp. (“Merck”), a subsidiary of Merck & Co., Inc., in December 2020 (the “Original Agreement”) and which agreement was later amended in January 2022 (the “First Amendment” and together with the Original Agreement, the “Merck Agreement”).

Under the Merck Agreement, Merck and the Company will apply the Company’s oligonucleotide platform technology to discover, research, optimize and develop oligonucleotides directed against Nonalcoholic Steatohepatitis (“NASH”) targets and up to one additional liver-based cardiometabolic and/or fibroses target. As described in the Company’s public filings with the Commission, the Company is a clinical-stage biopharmaceutical company with a pipeline of research and development programs. This includes multiple drug candidates in clinical development and drug candidates designed to address chronic hepatitis B, coronaviruses and NASH targets. The Merck Agreement relates to undisclosed NASH targets in early stages of the research and development process and the Company’s research and development efforts under the Merck Agreement remain highly uncertain and may not be successful. Given the early stage of development and the risks involved in the drug development process, any potential future royalty and milestone payments under the Merck Agreement are considered to be remote, highly speculative and cannot be reasonably predicted at this time. Given the early stage of development and the fact that this agreement relates to two of several programs under development at the Company, the Company respectfully submits that the Company and its business are not substantially dependent on the Merck Agreement and that the Merck Agreement is not a material agreement to the Company.

December 22, 2022

Although the Company does not believe the Merck Agreement is a material agreement, the Company respectfully notes that it has disclosed in its filings with the Commission that, with respect to each target in the collaboration, the Company will be eligible to receive up to approximately $460.0 million in development, regulatory and commercialization milestones as well as tiered royalties on net sales. In future periodic reports filed with the Commission, the Company plans to disclose the amount of upfront payments received by the Company under the Merck Agreement. If the Company later determines that the Merck Agreement is a material agreement due to further development or other factors, the Company would expect to disclose additional terms of the Merck Agreement, including with respect to potential royalty and milestone payments.

•

Please provide us an analysis, and revise your future filings if necessary, of the components you have identified under this agreement that would fall under ASC 808 Collaborative Arrangements and the components under ASC 606 Revenue from Contracts with Customers. In your analysis, tell us how you have considered the unit of account guidance under ASC 808-10-15-5B.

Response: The Company respectfully acknowledges the Staff’s comment and notes that per the Company’s analysis, the agreements with Merck fall under ASC 808, Collaborative Arrangements.

The Company entered into the Original Agreement with Merck in December 2020 and, in January 2022, the Company entered into the First Amendment to the Original Agreement. For each of the Original Agreement and the First Amendment, the Company analyzed whether the agreement falls under ASC 808, Collaborative Arrangements, and whether any component also fell under ASC 606, Revenue from Contracts with Customers. In each analysis, the Company and Merck are both active participants in various research activities, and both the Company and Merck are exposed to significant risks and rewards. Each party is responsible for covering their own costs and the Company’s costs are not guaranteed to be covered by the upfront payment. Additionally, the Company may receive significant rewards in the form of milestone and royalty payments if the target compounds continue in development, and Merck will receive cash flows from commercialization, if a drug candidate under the collaboration is approved and commercialized. As such, the Company concluded that each arrangement falls under ASC 808.

The Company concluded that neither the Original Agreement nor the First Amendment is in the scope of ASC 606 as Merck was not deemed to be a customer and the provision of research and development (“R&D”) services for others is not part of the Company’s ordinary activities. The Company analogizes to ASC 606 for certain activities including the unit of account and recognition of revenue. Revenue recognized by analogizing to ASC 606 is recorded as “Revenue from collaborations”.

As per ASC 808-10-15-5B, the Company also assessed the performance obligations included in each agreement including a license of intellectual property (“IP”), provision of R&D services and participation in a Joint Research Committee. Based on the Company’s analysis, the Company believes that Merck cannot benefit from the exclusive license on its own, or with other resources readily available, as the license is to specific collaboration compounds discovered under this collaboration and being developed by both parties.

December 22, 2022

Because of the early stage of the development, the R&D services significantly customize the license. The Joint Research Committee is made up of members from Merck and the Company involved in the research program and integrated within the provision of R&D activities. Further, the Joint Research Committee is not providing any separate or distinct service and will be disbanded at the end of the research program. Thus, the Company does not consider the Joint Research Committee as a part of the overall contract to be material in the context of the Merck Agreement. Therefore, the Company considers the exclusive license of IP, provision of R&D services and participation in the Joint Research Committee to be one single distinct unit of account under ASC 808-10-15-5B that is not within the scope of ASC 606 but the Company has accounted for it by analogy to ASC 606.

The Company also assessed whether a contract modification had occurred in January 2022 when the Company entered into the First Amendment. In this assessment, the Company noted that the First Amendment is for a different research target, and the project is managed by a separate individual at the Company than the Original Agreement. The First Amendment was negotiated separately and the focus of the First Amendment is to produce a different compound with Merck. Additionally, the upfront payment was at a standalone selling price, separate and distinct from the upfront payment already received for the Original Agreement. As such, the Company concluded the First Amendment to the Original Agreement was a separate and distinct arrangement, and a contract modification had not occurred under applicable accounting standards.

In future periodic reports filed with the Commission, the Company plans to disclose this arrangement as set forth in Annex B to this response letter.

•

Please tell us and revise in future filings the specific milestone payments achieved in 2021 and 2022. In that regard, you repeatedly disclose that the revenues you have recognized so far are from milestone payments.

Response: The Company respectfully acknowledges the Staff’s comment and notes that all revenue recognized from the Merck Agreement to date has been from upfront payments received from Merck, and not additional payments as a result of meeting any milestone targets. In future periodic reports filed with the Commission, the Company plans to disclose this as set forth in Annex B to this response letter.

•

Please provide us an analysis of your revenue recognition under ASC 606, including your determination of the performance obligations, the transaction price, and your revenue recognition method (i.e. over time or point in time) for each performance obligation. In that regard, please note that the percentage of completion is not referred to as a revenue recognition method under ASC 606.

Response: The Company respectfully acknowledges the Staff’s comment. The Company determined that both the Original Agreement and the First Amendment are not in the scope of ASC 606, but rather within the scope of ASC 808, and management analogizes to ASC 606 for certain elements as discussed in bullet two above.

December 22, 2022

At the inception of each contract with Merck, the Company considered all promises within the contract, and considered whether they are distinct. For each Merck arrangement, the Company considers there to be a single performance obligation as described under the second bullet above. The Company considers the guidance in ASC 606 on transaction price by analogy, and notes that each contract involves both upfront payments, future potential milestone payments and future potential royalty payments. At the inception of the Original Agreement and the First Amendment, both the milestone and royalty payments are considered remote as they are due based on future milestones not considered probable of achievement at the time of researching a potential compound. As such, they are not recognized at this time. For the upfront payments, the Company analogizes to ASC 606 for the recognition of revenue and, as the performance obligation is achieved over the research and development period, the input method of costs incurred is used.

In future periodic reports filed with the Commission, the Company plans to disclose this arrangement as set forth in Annex B to this response letter.

•

Lastly, please revise your future filings to include a roll forward of your deferred revenue with the movements agreeing to the payments received and revenue recognized during the period to meet the disclosure requirement under ASC 606-10- 50-8.

Response: The Company respectfully acknowledges the Staff’s comment and will include a roll forward of its deferred revenue from collaboration agreements in its future periodic reports filed with the Commission beginning with the 2022 Form 10-K, as set forth in Annex B to this response letter.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder
Mark V. Roeder of LATHAM & WATKINS LLP

cc:	Lesley Ann Calhoun, Aligos Therapeutics, Inc.

Lucinda Quan, Aligos Therapeutics, Inc.

John Williams, Latham & Watkins LLP

December 22, 2022

Annex A

Research and Development Expenses

Year ended December 31,
	2022	2021
(audited) (in thousands)
Direct research and development expenses by development program:
Chronic Hepatitis B program	$ XXX	$ XXX
Coronaviruses program	XXX	XXX
Non-alcoholic Steatohepatitis program	XXX	XXX
Other early-stage programs	XXX	XXX

Total direct research and development expenses	XXX	XXX

Total indirect research and development expenses	XXX	XXX

Total research and development expense by development program	$ XXX	$ XXX

Note: XXX in the above table represents illustrative financial information and the Company will populate financial numbers when presented in its future filings, beginning with its 2022 Form 10-K.

December 22, 2022

Annex B

Agreements with Merck

In December 2020, the Company and Merck Sharp & Dohme Corp. (“Merck”), a subsidiary of Merck & Co., Inc., entered into an exclusive License and Research Collaboration Agreement (“Original Agreement”) under which Merck and the Company agreed to apply the Company’s oligonucleotide platform technology to discover, research, optimize and develop oligonucleotides directed against a NASH target and up to one additional liver-targeted cardiometabolic and/or fibrosis target. Under the terms of the Original Agreement, the Company received an upfront payment of $12 million from Merck. With respect to the collaboration target, the Company is eligible to receive up to $458.0 million in development and commercialization milestones as well as tiered royalties on net sales of licensed products. These potential payments consist of (i) potential development milestones (such as for the first dosing of an animal specimen in a Good Laboratory Practice toxicology study, and initiation of Phase 1, 2 and 3 clinical trials), (ii) regulatory milestones (such as for marketing authorizations for a product in certain countries) and (iii) sales-based milestones. The Company is primarily responsible for designing, preparing and evaluating the oligonucleotide molecules and delivering optimized lead molecules, and Merck is responsible for subsequent research, clinical development and commercialization efforts.

In January 2022, the Company and Merck entered into an amendment to the exclusive License and Research Collaboration Agreement (the “First Amendment”, together with the Original Agreement, the “Expanded Arrangement”). As a result of the First Amendment, our collaboration with Merck was expanded to include our grant of rights to Merck of an early-stage program with respect to a second undisclosed NASH target, on which the Company had previously been working independently. In addition, under this Expanded Arrangement, Merck has the ability to add an additional third target of interest in the cardiometabolic/fibrosis space to the collaboration. Under the Expanded Arrangement, the Company received an upfront payment of $15 million from Merck for our grant of rights to the program directed at a second undisclosed NASH target. Moreover, the Company may receive an additional payment of $15 million from Merck if Merck elects to designate a third target for collaboration. With respect to the second target in the collaboration, the Company is eligible to receive up to approximately $460.0 million in development and commercialization milestones as well as tiered royalties on net sales. These potential payments consist of (i) potential development milestones (such as for the first dosing of an animal specimen in a Good Laboratory Practice toxicology study, and initiation of Phase 1, 2 and 3 clinical trials), (ii) regulatory milestones (such as for marketing authorizations for a product in certain countries) and (iii) sales-based milestones. The Company determined that the Original Agreement and First Amendment fall within the scope of ASC 808, Collaborative Arrangements (ASC 808), due to Merck and the Company being joint active participants, as well as both parties having significant risks and rewards. The Company analogized to ASC 606, Revenue from Contracts with Customers (ASC 606), for the accounting of payments including upfront payments and other milestones. Management of the Company determined that there was one performance obligation for each of the agreements given the deliverables are not distinct. The Company

December 22, 2022

evaluated the performance obligation within each agreement and determined the performance obligations are satisfied over time as Merck jointly owns any collaboration intellectual property that is developed during the research term. Given the nature of the arrangements, the Company believes that the satisfaction of its performance obligations is best measured by the progress of its efforts. As such, the Company has used an input method based on costs incurred to recognize revenue associated with the upfront payments. This assessment is performed separately for each of the Original Agreement and the First Amendment, and the Company recognizes revenue over time based on the costs incurred. The effect of any updates to the estimated overall costs are recorded as a change in estimate. In addition, variable consideration (e.g., milestone payments) were evaluated based on the Company’s analysis that the possibility of achieving any of the milestone payments is remote, and therefore determined to be constrained and excluded from the transaction price. Similarly, the Company accounts for the future royalties under the sales-based royalty exception in ASC 606-10-55-65 through 55-65B, therefore they are not considered in the transaction price and expected to be recognized when future sales occur since that is expected to occur after the performance obligation has been fully satisfied.

During the years ended December 31, 2022, and 2021, the Company recognized $         million and $         million in revenue from collaborative arrangements related to upfront payments. During the years ended December 31, 2022, and 2021, the Company recognized no revenue from collaborative arrangements related to milestone payments. The unrecognized portion of the upfront payments received during the years ended December 31, 2022 and 2021 is recorded on the consolidated balance sheets as “Deferred revenue from collaborations”.

Changes in deferred revenue balances arose as a result of the Company recognizing the following revenue from collaborative arrangements during the periods below (in thousands):

Year ended December 31,
	2022			2021
Deferred revenue from collaborations as of January 1	$	XXX		$	XXX
Consideration received in the year		XXX			XXX
Revenue from collaborations recognized in the year		(XXX	)		(XXX	)

Deferred revenue from collaborations as of December 31	$	XXX		$	XXX

Note: XXX in the above table represents illustrative financial information and the Company will populate financial numbers when presented in its future filings, beginning with its 2022 Form 10-K.